OGE Energy Corp.	PO Box 321
Oklahoma City, OK 73101-0321
405-553-3000
www.oge.com

September 30, 2014

VIA EDGAR AND FEDERAL EXPRESS
Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	OGE Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 001-12579
Dear Ms. Thompson:
Reference is made to the letter, dated September 18, 2014, in which you transmitted the comments of the Staff of the Division of Corporation Finance with respect to the above referenced filing (the "Staff Comment Letter"). This letter is submitted on behalf of OGE Energy Corp. (the "Company") in response to the Staff Comment Letter. To assist you in your review, we have repeated the full text of the Staff's comments in bold face type in this letter, and our responses follow immediately.
OGE Energy Corp. Form 10-K for the Fiscal Year Ended December 31, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations
(MD&A), page 39

Operating Results by Business Segment, page 42

1.
In light of your disclosure in note 14 to the financial statements that in reviewing segment operating results, you focus on operating income and equity in earnings of unconsolidated affiliates as the measure of segment profit and loss, please help us understand why the discussion of segment results in MD&A, particularly for OGE Holdings, is not focused on these measures. In this regard, we note that aggregate operating income and equity in earnings of unconsolidated affiliates for OGE Holdings for fiscal year 2013 is $135.1 million as compared to $185.6 million and $175.1 million in fiscal years 2012 and 2011, respectively. We believe the reasons for the year over year decrease in profitability based on these segment measures should be discussed.

Moreover, to the extent you continue to disclose net income by segment, please provide a reconciliation of total segment net income to consolidated net income.

Response:

As discussed in the Company's Form 10-K, on May 1, 2013, Enable Midstream Partners, LP ("Enable") was formed to own and operate the midstream businesses of the Company and CenterPoint Energy, Inc. In the formation transactions, OGE Energy contributed Enogex LLC to Enable and the Company deconsolidated its previously held investment in Enogex Holdings ("Enogex") and acquired a 28.5% equity interest in Enable. Prior to this transaction, the Company's business was divided into three segments: (i) electric utility, (ii) natural gas transportation and storage and (iii) natural gas gathering and processing, and the Company historically focused on operating income in reviewing operating results for these segments. As described within the MD&A on page 48, following the May 1, 2013 deconsolidation of Enogex and the accounting for the investment in Enable under the equity method, under which the Company's share of Enable's earnings are recorded in Equity in Earnings of Unconsolidated Affiliate ("Equity in Earnings"), the Company combined the natural gas transportation and storage and natural gas gathering and processing operations of Enogex/Enable into one segment, the natural gas midstream operations segment, which is sometimes referred to as OGE Holdings. As the Company's share of Enable's net income subsequent to May 1, 2013 is reported in one line item, Equity in Earnings, which is not a component of operating income, the Company updated its disclosure to reference Equity in Earnings as a measure of profitability for the natural gas midstream operations segment for periods subsequent to May 1, 2013. However, the Company was still using operating income for the electric utility segment. The Company believes that for the natural gas midstream operations segment the combination of operating income and Equity in Earnings for the year ended December 31, 2013 is not comparable to operating income for the year ended December 31, 2012 as Equity in Earnings is based on the net income of Enable, which includes line items below operating income, such as other income, other expense, interest expense and income tax expense.

In light of the Staff’s comments, and considering the Company's disclosure on page 48 of its 2013 Form 10-K currently compares net income for this segment in tabular format, the Company will revise its disclosure beginning with the Company's Form 10-Q for the third quarter of 2014 to reference net income as the measure of profitability for the natural gas midstream operations segment subsequent to May 1, 2013.

Although the Company believes that almost all of this information is provided elsewhere in the Form 10-K, or can be derived from information provided elsewhere in the Form 10-K, in light of the Staff's comment, the Company will supplement its disclosures in its 2014 Form 10-K by including this information in the MD&A and by quantifying the impacts of the operating performance of Enogex for the first four months of 2013 as compared to 2012, which are qualitatively discussed on page 48 of the Company’s 2013 Form 10-K, and the full year impact of Enable’s operating performance in the eight-month period from May 1, 2013 through December 31, 2013 as compared to Enogex’s performance in the same period of 2012. The disclosure to be included in the Company’s 2014 Form 10-K is set forth below. Changes as compared to the Company’s disclosures in its 2013 Form 10-K are underlined.

OGE Holdings' net income for the four months ended April 2013 as compared to the same period of 2012 decreased $18.7 million primarily due to a $45.4 million reduction in operating income reflecting lower NGLs prices, lower keep-whole processing spreads and the contract conversion of the Texas production volumes of one of Enogex LLC's five largest customers from keep-whole to fixed-fee, and to a lesser extent, slightly higher other operation and maintenance expense and depreciation and amortization expense. These decreases were partially offset by increased gathering rates and volumes and inlet processing volumes associated with ongoing Enogex LLC expansion projects and the gas gathering assets acquired in August 2012, and a $9.9 million gain related to the sale of certain gas gathering assets in the Texas panhandle in January, 2013. Also offsetting the decrease were $11.4 million in lower income taxes primarily related to lower pre-tax income, and a $6.8 million reduction in earnings attributable to non-controlling interests due to the lower pre-tax earnings.

Due to the deconsolidation of Enogex LLC on May 1, 2013 as discussed above, the Company recorded no operating income for this segment for the eight month period from May 1, 2013 through December 31, 2013. Earnings in this eight month period reflect the Company’s equity interest in Enable's results, which are recorded in equity in earnings of unconsolidated affiliate, and the related tax effect. The table set forth below illustrates the impact of the operating results of Enogex LLC and Enable for the four months ended April 30, 2013, and the eight months from May 1, 2013 to December 31, 2013, respectively.

Year Ended December 31, 2013 as Compared to Year Ended December 31, 2012

	Natural Gas Midstream Operations (Consolidated - Four Months Ended April 30, 2013)	OGE Holdings (Equity Method - Eight Months Ended December 31, 2013)	Total (Year Ended December 31, 2013)	Natural Gas Midstream Operations (Consolidated - Year Ended December 31, 2012)
(In millions)
Operating revenues	$630.4	$—	$630.4	$1,608.6
Cost of sales	489.0	—	489.0	1,120.1
Operating expenses	108.2	—	108.2	302.9
Operating income	33.2	—	33.2	185.6
Equity in earnings of unconsolidated affiliates	—	101.9	101.9	—
Earnings before income taxes	31.5	101.9	133.4	149.5
Income tax expense	9.4	17.5	26.9	45.7
Net income	22.1	84.4	106.5	103.8
Less: Net income attributable to noncontrolling interests	6.6	—	6.6	29.7
Net income	$15.5	$84.4	$99.9	$74.1

Results for Enable for the eight months ended December 31, 2013, were consistent with management's expectations in light of lower natural gas liquids prices and low seasonal and geographic price differentials. Enable continued to increase processing volumes through system expansions. Transportation throughput was impacted by system integrity projects and slightly lower demand. Gathering throughput was slightly lower, impacted by well connects, with lower throughput offset by the impact of minimum commitment features. For the eight-month period from May 1, 2013 to December 31, 2013 as compared to the same period in 2012 there was a $44.5 million increase in net income in large part reflecting the accretive impact of the Enable formation. Included in that increase was a $16.4 million reduction in deferred state income taxes, associated with a remeasurement of the accumulated deferred taxes related to the formation of Enable partially offset by deferred tax adjustments related to the Company's deconsolidation of Enogex Holdings and higher pre-tax income (net of noncontrolling interest). Enable continued to increase processing volumes through system expansions. Transportation throughput was impacted by system integrity projects and slightly lower demand. Gathering throughput was slightly lower, impacted by well connects, with lower throughput offset by the impact of minimum commitment features.

For the year ended December 31, 2013, OGE Holdings' net income increased $25.8 million as a result of the $44.5 increase in net income for eight months ended December 31, offset in part by the $18.7 million reduction or the four months ended April 30.

Additionally, in light of the Staff's comment the Company will include a table reconciling total segment net income to consolidated net income similar to the table set forth below:

	Year Ended December 31,
(In millions)	2013	2012	2011
Net income
OG&E (Electric Utility)	$292.6	$280.3	$263.3
OGE Holdings (Natural Gas Midstream Operations)	99.9	74.1	82.3
Other Operations (A)	(4.9)	0.6	(2.7)
Consolidated net income	$387.6	$355.0	$342.9
(A) Other Operations primarily includes the operations of the holding company and consolidating eliminations

OGE Holdings (Natural Gas Midstream Operations), page 48

Year Ended December 31, 2013 as Compared to Year Ended December 31, 2012

2.
Please supplement your discussion of the comparative results of operations for the four months ended April 30, 2013 and 2012 and the eight months ended December 31, 2013 and 2012 with a discussion of the comparative results of operations for the entire fiscal year ended December 31, 2013 as compared to the fiscal year ended December 31, 2012. To the extent that individual line items materially changed due to the deconsolidation of Enogex LLC, your discussion should explain and where possible quantify the effect of that change. You should also explain other reasons for changes between the periods. Please refer to Item 303 of Regulation S-K and to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations available on our website at http://www.sec.gov/rules/interp/33-8350.htm,

Response:

As discussed in our response above, due to the deconsolidation of Enogex on May 1, 2013, the results for the natural gas midstream operations segment for the year ended December 31, 2013 are not comparable to the results of operations for the year ended December 31, 2012. The 2013 period reflects the consolidated results of Enogex through April 30 and Equity in Earnings from the Company's 28.5% equity interest in Enable for the period of May 1 through December 31, while the 2012 period includes only the consolidated results of Enogex for the full year. The Company believes that the primary driver for the change in the operating revenues, cost of sales, operating expenses and operating income line items in the chart at the bottom of page 48 primarily reflects the absence of eight months of consolidated results. For example, for each of those line items, the entry is $0 for the eight-month period from May 1 to December 31, 2013 due to the deconsolidation. The Company believes this is adequately described in the chart and the surrounding text. Similarly, the increase in Equity in Earnings in 2013 is due entirely to the Equity in Earnings of Enable for that eight-month period, as there were no such equity earnings in 2012. Again¸ the Company believes this is adequately described in the chart and the surrounding text. The year-over-year changes in the income tax expense and net income line items, which are somewhat comparable, are discussed on pages 49 and 40.

However, as described above, the Company will supplement its explanation of the 2013 profitability as compared to the 2012 profitability in the 2014 Form 10-K, by quantifying the impacts on operating income for the four months ended April 30, 2013 as compared to the four months ended April 30, 2012, quantifying the impacts of equity in Enable’s results for the eight months ended December 31, 2013, as compared to the consolidated results of Enogex for the eight months ended December 31, 2012, and summarizing the total impact of the natural gas midstream operations for the full year 2013 as compared to 2012.

Item 8. Financial Statements and Supplementary Data, page 68

Notes to Consolidated Financial Statements, page 75

General

3.	Please tell us your consideration of the applicability of the disclosure requirements in Rule 4-08(e)(1) and (3) of Regulation S-X.

Response:

The requirements under Rule 4-08 (e) (3) are not applicable, as the restricted net assets of OG&E and undistributed earnings from Enable together, do not exceed 25 percent of OGE Energy’s consolidated net assets.

The Company will include the following types of disclosures (updated to reflect year-end amounts) in its Form 10-Q for the three months ended September 30, 2014, and thereafter in subsequent annual filings beginning with the Company's Form 10-K for the year ended December 31, 2014.

OGE Energy’s Articles of Incorporation place restrictions on the amount of common stock dividends it can pay when preferred stock is outstanding. As there is no preferred stock outstanding, that restriction did not place any effective limit on OGE Energy’s ability to pay dividends to its shareowners. Pursuant to the leverage restriction in OGE Energy’s revolving credit agreement, OGE Energy must maintain a percentage of debt to total capitalization at a level that does not exceed 65%. The payment of cash dividends indirectly results in an increase in the percentage of debt to total capitalization, which results in the restriction of approximately $460 million of OGE Energy’s retained earnings from being paid out in dividends. Accordingly, approximately $1.532 billion of OGE Energy’s retained earnings are unrestricted for the payment of dividends.

OGE Energy depends on receipts from its equity investment in Enable Midstream Partners and dividends from its subsidiary OG&E to pay dividends to its shareowners. Enable’s partnership agreement requires that it distribute all “available cash”, as defined as cash on hand at the end of a quarter after the payment of expenses and the establishment of cash reserves, and cash on hand resulting from working capital borrowings made after the end of the quarter. OG&E is restricted from paying dividends out of capital accounts, dividend payments are allowed out of retained earnings. Pursuant to the leverage restriction in OG&E’s revolving credit agreement, OG&E must also maintain a percentage of debt to total capitalization at a level that does not exceed 65%. The payment of cash dividends indirectly results in an increase in the percentage of debt to total capitalization, which results in the restriction of approximately $224 million of

OG&E’s retained earnings from being paid out in dividends. Accordingly, approximately $1.589 billion of OG&E’s retained earnings are unrestricted for the payment of dividends.

Additionally, the Company will disclose the amount of undistributed earnings of Enable included in consolidated retained earnings as of the end of the most recent fiscal year.

Note 1. Summary of Significant Accounting Policies, page 75

4.
We note that you are no longer providing disclosures regarding revenue recognition policies for your former Enogex business. We acknowledge that this business was deconsolidated effective May 1, 2013 upon its contribution to Enable; however, we also note that revenues attributable to these operations accounted for 21%, 42% and 43.5% of your consolidated revenues in your 2013, 2012 and 2011 fiscal years, respectively. Thus it appears that some disclosure may continue to be appropriate. Please advise as to why you believe disclosure is not required or revise your disclosure accordingly.

Response:

Due to the deconsolidation of Enogex on May 1, 2013, the Company was no longer recording revenues associated with Enogex as of the reporting date. The Company did not believe it was appropriate to disclose accounting policies regarding an entity that no longer existed; however, we acknowledge that revenues attributed to Enogex for prior periods were significant. In the 2014 Form 10-K, the Company will disclose the below revenue recognition policy for Enogex LLC related to the years ended December 31, 2013 and 2012.

The Company deconsolidated the results of operations for Enogex LLC as of May 1, 2013. Prior to this date, operating revenues for gathering, processing, transportation and storage services for Enogex LLC were recorded each month based on the current month's estimated volumes, contracted prices (considering current commodity prices), historical seasonal fluctuations and any known adjustments.  The estimates were reversed in the following month and customers were billed on actual volumes and contracted prices.  Gas sales were calculated on current-month nominations and contracted prices. Operating revenues associated with the production of NGLs were estimated based on current-month estimated production and contracted prices.  These amounts were reversed in the following month and the customers were billed on actual production and contracted prices.

Enogex, LLC recognized revenue from natural gas gathering, processing, transportation and storage services to third parties as services were provided.  Revenue associated with NGLs was recognized when the production was sold.

Enogex LLC recorded deferred revenue when it received consideration from a third party before achieving certain criteria that must be met for revenue to be recognized in accordance with GAAP.

Enogex LLC engaged in asset management and hedging activities related to the purchase and sale of natural gas and NGLs. Contracts utilized in these activities generally included purchases and sales for physical delivery, over-the-counter forward swap and options contracts and exchange traded futures and options.

Note 3. Investment in Unconsolidated Affiliates and Related Party Transactions, page 87

5.
Please tell us your consideration of disclosing the difference between the amount at which the investment in Enable is carried and the amount of the underlying equity in net assets of Enable. Please refer to ASC 323-10-50-3.a.3.

Response:

While the disclosures in Note 3 on page 89 and in the table presented on page 90 referenced the difference between the Company's investment in Enable and the underlying equity in the net assets of Enable, the Company acknowledges that the difference was not quantified. In future filings, beginning with the Company's Form 10-Q for the third quarter of 2014, the Company will quantify the basis difference. As of December 31, 2013, the difference between the Company's investment in Enable and its underlying equity in the net assets of Enable was $1.0 billion.

Note 15. Commitments and Contingencies, page 118

Federal Clean Air Act New Source Review Litigation, page 121

6.
Please refer to ASC 450-20-50-4 and tell us how you have complied with the requirement to disclose an estimate of the reasonably possible loss or range of loss in excess of any amount accrued related to the Federal Clean Air Act New Source Review Litigation. In addition, we note your summary disclosure under the caption Other on page 122 that “except as otherwise stated” in numerous other sections of the 10-K, the Company believes that any reasonably possible losses in excess of accrued amounts arising out of pending or threatened lawsuits or claims would not have a material adverse effect on your consolidated financial position, results of operations or cash flows. Please tell us your consideration of revising this disclosure to provide summary disclosure of the aggregate amount of reasonably possible loss in excess of accrued amounts for all loss contingencies, rather than excluding certain matters from the disclosure. Your current disclosure implies that you have provided disclosure regarding other matters, elsewhere in the document, where there are material reasonably possible losses in excess of accrued amounts. However, when we review the referenced sections of your document, we do not see explicit disclosure to this effect.

Response:

With respect to the Federal Clean Air Act New Source Review Litigation, on page 121 the Company describes (in three paragraphs) the nature of the litigation and discloses that it believes it has acted in compliance with the Federal Clean Air Act and cannot predict at this time whether it will be legally required to incur any costs in connection with this litigation. The Company also discloses, however, that if it does not prevail in these proceedings it could be required to install additional pollution control equipment with capital costs in excess of $1 billion and pay penalties of as much as $37,500 per day per violation. Based on the early stage of this litigation and the information then available, the Company concluded it was not able to provide an estimate with any more certainty than that.

ASC 450-20-50-4 requires disclosure of (a) the nature of the contingency and (b) an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. As discussed in the previous paragraph, the Company describes the nature of the litigation and discloses that although it cannot predict whether it will be required to incur costs, if it does not prevail it could incur capital costs in excess of $1 billion and penalties of $37,500 per day per violation. The Company believes that these statements comply with ASC 450-20-50-4. In light of the Staff’s comment, however, in future filings the Company will revise the last paragraph of the disclosure for this matter to include the following (language below is from the Company’s Form 10-Q for the quarter ended June 30, 2014, and assumes no new developments with new language underlined):

At this time, OG&E continues to believe that it has acted in compliance with the Federal Clean Air Act, and OG&E expects to vigorously defend against the claims that have been asserted. OG&E cannot predict at this time whether it will be legally required to incur any of these costs, if OG&E does not prevail in these proceedings, the EPA and the Sierra Club could seek to require OG&E to install additional pollution control equipment, including scrubbers, baghouses and selective catalytic reduction systems with capital costs in excess of $1.0 billion and pay fines and significant penalties as a result of the allegations in the notice of violation. Section 113 of the Federal Clean Air Act (along with the Federal Civil Penalties Inflation Adjustment Act of 1996) provides for civil penalties as much as $37,500 per day for each violation. Due to the uncertain and preliminary nature of this litigation, the Company cannot provide a range of reasonably possible loss in this case.

The reference to “except as otherwise stated” on page 122 was intended to address, in addition to the new source review litigation discussed above, disclosures primarily related to environmental matters such as regional haze, climate change and greenhouse gas emissions. Although technically these matters are not loss contingencies subject to ASC 450-20-50-4, depending on the outcome of various proceedings and rulemakings some of these matters could potentially involve significant capital and compliance costs. For example, in the discussion of Regional Haze on page 62, the Company discloses that capital costs could be more than $1 billion. Because of their uncertain and preliminary nature, the Company cannot provide precise estimates for the costs related to these matters and is, therefore, unable to provide an amount of reasonably possible loss in excess of accrued amounts. However, in light of the potential significance of these matters and the Company’s fulsome disclosure thereof, the Company thought it was important to highlight for the reader in that section on page 122 that although it cannot provide an estimate of reasonably possible loss in excess of accrued amounts, there is additional disclosure of significant items in the referenced sections. In light of the Staff's comment, the Company will eliminate the phrase "except as otherwise stated above, in Note 16 below" in Item 3 of Part I and under "Environmental Laws and Regulations" in Item 7 of Part II of this Form 10-K. The Company will adjust its disclosure beginning with the 2014 third quarter Form 10-Q.

Item 9A. Controls and Procedures, page 127

7.
Please explain to us the purpose of the following disclosure, including what it is intended to convey to your investors: “The Company has an investment in an unconsolidated affiliate…As the Company does not control this affiliate, its disclosure controls and procedures with respect to such affiliate is more limited than those the Company maintains with respect to its consolidated subsidiaries.” Please note that it is generally not appropriate to limit or caveat your disclosure regarding management’s assessment of the effectiveness of disclosure controls and procedures as it relates to accounting for equity method investments and tell us your consideration of revising your disclosure accordingly. In this regard, we acknowledge that controls over the recording of transactions into the investee’s accounts are not part of your internal control structure or disclosure controls and procedures; however, you must have controls over the disclosure and recording of amounts related to your investment that are recorded in the consolidated financial statements.

Response:

The Company has effective disclosure controls and procedures for its investments in unconsolidated affiliates and its disclosure in Item 9A was not intended to qualify the conclusion regarding effectiveness. Instead, consistent with Frequently Asked Question 2 relating to Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (revised September 24, 2007), the referenced disclosure was intended to convey to our investors that the controls regarding the disclosure and recording of amounts related to the investment in Enable are not at the transaction level of Enable and thus the Company does not maintain the same controls for Enable as it does for its consolidated subsidiaries. The Company did not intend to convey a limitation in its controls regarding the disclosure and recording of amounts related to its investment in Enable; however, the Company acknowledges the Staff's response and will remove this disclosure from subsequent filings.

If you have any questions regarding these responses, please contact the undersigned at 405-553-3491.

Very truly yours,

/s/ Scott Forbes
Controller and Chief Accounting Officer